July 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo

Matthew Crispino

Stephen Krikorian

Ryan Rohn

Re:	nCino, Inc.

Registration Statement on Form S-1 (File No. 333-239335) (the “Registration Statement”)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of nCino, Inc. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 13, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we and the other prospective underwriters have distributed approximately 1,740 copies of the preliminary prospectus dated July 10, 2020 (the “Preliminary Prospectus”) as of the date hereof to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

BOFA SECURITIES, INC.
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Authorized Signatory

[Signature Page to Request for Acceleration of Effectiveness]